Updated November 7, 2016 with financial data through September 30, 2016 About FairPoint Communications Filed by FairPoint Communications, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: FairPoint Communications, Inc. Exchange Act File No.: 001-32408 The following presentation was made available to Consolidated Communications Holdings, Inc. employees on December 5, 2016:

2 Safe Harbor The Securities and Exchange Commission (“SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Certain statements in this filing are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These forward-looking statements reflect, among other things, current expectations, plans, strategies, and anticipated financial results of the Consolidated Communications Holdings, Inc. (“Consolidated”) and FairPoint Communications, Inc. (“FairPoint”), both separately and as a combined entity. There are a number of risks, uncertainties, and conditions that may cause the actual results of Consolidated and FairPoint, both separately and as a combined entity, to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include the timing and ability to complete the proposed acquisition of FairPoint by Consolidated, the expected benefits of the integration of the two companies and successful integration of FairPoint’s operations with those of Consolidated and realization of the synergies from the integration, as well as a number of factors related to the respective businesses of Consolidated and FairPoint, including economic and financial market conditions generally and economic conditions in Consolidated’s and FairPoint’s service areas; various risks to stockholders of not receiving dividends and risks to Consolidated’s ability to pursue growth opportunities if Consolidated continues to pay dividends according to the current dividend policy; various risks to the price and volatility of Consolidated’s common stock; changes in the valuation of pension plan assets; the substantial amount of debt and Consolidated’s ability to repay or refinance it or incur additional debt in the future; Consolidated’s need for a significant amount of cash to service and repay the debt and to pay dividends on the common stock; restrictions contained in the debt agreements that limit the discretion of management in operating the business; legal or regulatory proceedings or other matters that impact the timing or ability to complete the acquisition as contemplated, regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with Consolidated’s possible pursuit of acquisitions; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of Consolidated’s and FairPoint’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; liability and compliance costs regarding environmental regulations; the possibility of disruption from the integration of the two companies making it more difficult to maintain business and operational relationships; the possibility that the acquisition is not consummated, including, but not limited to, due to the failure to satisfy the closing conditions; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and diversion of management’s attention from ongoing business operations and opportunities. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements are discussed in more detail in Consolidated’s and FairPoint’s respective filings with the SEC, including the Annual Report on Form 10-K of Consolidated for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016, under the heading “Item 1A—Risk Factors,” and the Annual Report on Form 10-K of FairPoint for the year ended December 31, 2015, which was filed with the SEC on March 2, 2016, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Consolidated and FairPoint. Many of these circumstances are beyond the ability of Consolidated and FairPoint to control or predict. Moreover, forward-looking statements necessarily involve assumptions on the part of Consolidated and FairPoint. These forward- looking statements generally are identified by the words “believe”, “expect”, “anticipate”, “estimate”, “project”, “intend”, “plan”, “should”, “may”, “will”, “would”, “will be”, “will continue” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Consolidated and FairPoint, and their respective subsidiaries, both separately and as a combined entity to be different from those expressed or implied in the forward-looking statements. All forward-looking statements attributable to us or persons acting on the respective behalf of Consolidated or FairPoint are expressly qualified in their entirety by the cautionary statements that appear throughout this filing. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, each of Consolidated and FairPoint disclaim any intention or obligation to update or revise publicly any forward-looking statements. You should not place undue reliance on forward-looking statements.

3 Important Merger Information and Additional Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Consolidated and FairPoint will file relevant materials with the SEC. Consolidated will file a Registration Statement on Form S-4 that includes a joint proxy statement of Consolidated and FairPoint and which also constitutes a prospectus of Consolidated. Consolidated and FairPoint will mail the final joint proxy statement/prospectus to their respective stockholders. Investors are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The joint proxy statement/prospectus and other relevant documents that have been or will be filed by Consolidated and FairPoint with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications Holdings, Inc., 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations or to FairPoint Communications, Inc., 521 East Morehead Street, Suite 500, Charlotte, North Carolina 28202, Attention: Secretary. Consolidated, FairPoint and certain of their respective directors, executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Consolidated is set forth in its definitive proxy statement, which was filed with the SEC on March 28, 2016. Information about the directors and executive officers of FairPoint is set forth in its definitive proxy statement, which was filed with the SEC on March 25, 2016. These documents can be obtained free of charge from the sources listed above. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus Consolidated and FairPoint will file with the SEC when it becomes available.

4 Non-GAAP Financial Measures The Company uses certain non-GAAP financial measures in evaluating its performance. Throughout this presentation, reference is made to Adjusted EBITDA, Adjusted EBITDA minus Estimated Avoided Costs, Unlevered Free Cash Flow, Unlevered Free Cash Flow minus Estimated Avoided Costs and adjustments to GAAP and non-GAAP measures to exclude the effect of special items. Management believes the non-GAAP measures are useful for investors because they enable them to view performance in a manner similar to the method used by the Company’s management. Unlevered Free Cash Flow and Unlevered Free Cash Flow minus Estimated Avoided Costs may also be useful to investors in assessing the Company’s ability to generate cash and meet its debt service requirements. The maintenance covenants contained in the Company’s credit facility are based on Adjusted EBITDA. In addition, management believes that the adjustments to GAAP and non-GAAP measures to exclude the effect of special items may be useful to investors in understanding period- to-period operating performance and in identifying historical and prospective trends. On October 17, 2014, two of our labor unions in northern New England initiated a work stoppage. As a result, significant union employee and vehicle and other related expenses related to northern New England were not incurred between October 17, 2014 and February 24, 2015 (the "work stoppage period"). Therefore, to assist in the evaluation of the Company's operating performance without the impact of the work stoppage, we estimated the union employee and vehicle and other related expenses using historical data for the work stoppage period that we believe would have been incurred absent the work stoppage ("Estimated Avoided Costs"). Estimated Avoided Costs is a pro forma estimate only. The non-GAAP financial measures, as used herein, are not necessarily comparable to similarly titled measures of other companies. Furthermore, these non-GAAP measures have limitations as analytical tools and should not be considered in isolation from, or as an alternative to, net income or loss, operating income, cash flow or other combined income or cash flow data prepared in accordance with GAAP. Because of these limitations, Adjusted EBITDA, Adjusted EBITDA minus Estimated Avoided Costs, Unlevered Free Cash Flow, Unlevered Free Cash Flow minus Estimated Avoided Costs should not be considered as measures of discretionary cash available to invest in business growth or reduce indebtedness. The Company compensates for these limitations by relying primarily on its GAAP results and using the non-GAAP measures only supplementally. A reconciliation of Net Income (Loss) to Adjusted EBITDA, Adjusted EBITDA minus Estimated Avoided Costs, Unlevered Free Cash Flow, and Unlevered Free Cash Flow minus Estimated Avoided Costs can be found in the appendix of this presentation. The information in this document should be read in conjunction with the financial statements and footnotes contained in our documents filed with the U.S. Securities and Exchange Commission.

# Company Snapshot

### Overview

- Operates in 17 states
- 21,000+ fiber route mile network including over 17,000 fiber route miles in northern New England
- Proven track record of Unlevered Free Cash Flow generation

### Northern New England (NNE):

- Incumbent wireline provider with extensive "enterprise class" network and scale in three contiguous states of Maine, New Hampshire and Vermont
- Over 1,900 Fiber-to-the-tower (FTTT) Ethernet backhaul connections
- Direct fiber connections to nearly 3,000 buildings
- 32 markets with access to Ethernet connections capable of symmetrical, dedicated data transport speeds of up to 1Gig
- Relatively low market share of both residential and business customers
- ~90% broadband availability

### Telecom Group(2):

- Consistent, substantial cash flow generation
- Local presence and workforce; less competition
- ~90% broadband availability

### Service Territory



### Unlevered Free Cash Flow(1)



(In Millions)
$150
$100
$50
$77
$112
$113
$104
$120
$110 to $120
2011
2012
2013
2014
2015
2016(F)

(1) Unlevered Free Cash Flow (UFCF) means Adjusted EBITDA minus the sum of pension contributions, OPEB payments and capital expenditures. Unlevered Free Cash Flow is a non-GAAP financial measure. A reconciliation of Net Income (Loss) to Adjusted EBITDA and Unlevered Free Cash Flow can be found in the appendix of this presentation. In addition, to assist in the evaluation of the Company's operating performance without the impact of the work stoppage, we estimated the union employee and vehicle and other related expenses using historical data for the work stoppage period that we believe would have been incurred absent the work stoppage ("Estimated Avoided Costs"). Estimated Avoided Costs have been subtracted from our 2014 and 2015 UFCF results.

(2) Approximately 20% of Telecom Group is located in ME, NH and VT

5

6 Albany Boston Northern New England Network 350 Central Offices Over 17,000 Fiber Route Miles Network • 400G DWDM ROADM • 10G/1G EPS aggregation rings to all 350 offices • IP/MPLS core with terabit routing capacity and NGN design Network extensions • 1 Summer St, Boston MA (on-net) • 80 State St, Albany NY (on-net) • 60 Hudson St, NYC NY (leased 10G waves) Network Operations Center • 24/7/365 network operations and data services center Data Center Capabilities • On-net enterprise data services facility in New Hampshire • Bundled product with CES Over $900 million invested in infrastructure and technology  since 2008 VT 93% ME 88% NH 95% Broadband Coverage New York Enterprise Class fiber network designed to meet growing demand of business customers

7 C O M P E T I T I V E A D V A N T A G E S Superior Network Outstanding Operating Platform Technology Development Capability Taking Action to Leverage Our Competitive Advantages A C T I O N S Enhance and Leverage the Network Enable Effective and Secure Technology Generate New and Sustain Existing Revenue Provide Excellent Customer Service FOUNDATION BUILT ON SUCCESSFUL EXECUTION OF FOUR PILLAR STRATEGY A C T I O N S Enhance and Leverage the Network Develop Effective and Secure Technology Generate New and Sustain Existing Revenue Provide Excellent Customer Service

# Areas of Focus:

## Enhance and Leverage the Network

- Strategically extend and strengthen the network making it more resilient and redundant
  - Provides opportunities to add new customers and upgrade service to existing customers


Albany
New York
Boston

- Reach unserved and underserved areas through CAF II and other funding sources
  - Accepted $37.4 million in annual funding plus additional transitional funding to build and operate infrastructure to provide 10 Mbps down/1 Mbps up broadband service to approximately 106,000 unserved and underserved locations in 14 states
  - Build out will aid broadband subscriber growth
- Lower operating costs by hardening the network and reducing repeat troubles
- Contribute to the economic success of our communities through continued infrastructure investment
  - Economic vitality enhances business customer prospects

## Develop Effective and Secure Technology



- Continue to strengthen and broaden core technology competencies
  - Dedicated team of Customer Project Managers and IT, Network and Project Managers
  - Highly experienced customer facing team with a proven track record of success
- Anticipate customer needs and continue the development and deployment cycle
  - Developed and deployed Hosted PBX, Managed Wireless LAN and Cloud Contact Center solutions and other managed services
  - Best in class FTTT provider and collaborating with small cell providers on solution development
- Evolve customer-facing technology to improve the customer experience
  - Enhance customer self-serve portals and online interaction

8

9 Provide Excellent Customer ServiceGenerate New and Sustain Existing Revenue • Apply an optimal balance of transactional and relationship selling techniques to maximize revenue  Fully understand customer needs and advanced products to deliver value-added solutions  Maintain consistent outreach activity to identify and close new customers • Utilize expertise to develop customized solutions  From basic to complex, provide thought leadership in developing and delivering solutions • Nimbly react to industry forces  Understand the competitive challenges and opportunities in our markets • Identify and capitalize on edge-out opportunities Areas of Focus: • Provide communications and product solutions to address the needs of our customers  Utilize our network assets and technological expertise to be the first choice for communications solutions in the markets we serve • Continue to enhance processes to efficiently deliver reliable and responsive customer service  As the face of the FairPoint brand, the operations team will continue to realign and transform, establishing higher standards for performance, productivity and the customer experience  Drive discipline in processes and procedures to ensure a reliable customer experience  Utilize operational metrics to be more efficient and effective  Systematic testing tools to reduce truck rolls • Continue to expand and evolve technical competencies aligned to new products and emerging technologies  Attract and retain talented team members that allow us to provide leading edge solutions to our customers

10 Recent Financial Trends (1) Adjusted EBITDA is a non-GAAP financial measure. A reconciliation of Net Income (Loss) to Adjusted EBITDA can be found in this appendix as well as in our third quarter 2016 earnings release furnished November 2, 2016 in a current report on Form 8-K. (2) Unlevered Free Cash Flow means Adjusted EBITDA minus the sum of pension contributions, OPEB payments and capital expenditures. Unlevered Free Cash Flow is a non-GAAP financial measure. A reconciliation of Net Income (Loss) to Unlevered Free Cash Flow can be found in this appendix as well as in our third quarter 2016 earnings release furnished November 2, 2016 in a current report on Form 8-K. (3) 2014 calculations of Adjusted EBITDA and Unlevered Free Cash Flow deduct $33 million of Estimated Avoided Costs experienced in 4Q14 related to the strike. (4) 2015 calculations of Adjusted EBITDA and Unlevered Free Cash Flow deduct $27 million of Estimated Avoided Costs experienced in 1Q15 related to the strike. ($ in M) 3Q15 4Q15 1Q16 2Q16 3Q16 2014 2015 2016 Guidance Revenue $221.6 $209.8 $206.8 $206.6 $207.1 901.4$ 859.5$ Net Income $53.1 $42.3 $18.6 $29.3 $40.2 ($136.3) $90.4 Adjusted EBITDA(1) $66.7 $63.9 $62.0 $63.1 $63.9 257.6$ 255.9$ margin 30.1% 30.4% 30.0% 30.5% 30.8% 28.6% 29.8% Capital expenditures $28.2 $33.2 $25.9 $26.8 $30.2 119.5$ 116.2$ Approx. $115 % of revenue 12.7% 15.8% 12.5% 13.0% 14.6% 13.3% 13.5% Cash Pension & OPEB $5.4 $7.3 $1.4 $4.7 $9.2 $34.1 $19.8 Approx. $22 Unlevered Free Cash Flow(2) $33.1 $23.3 $34.7 $31.5 $24.4 104.0$ 120.0$ Cash on hand $17.0 $26.6 $23.1 $41.1 $33.1 37.6$ 26.6$ Debt, gross $924.0 $922.4 $920.8 $919.2 $917.6 928.8$ 922.4$ $245 to $255 $110 to $120 Financial Highlights (4)(3)

11 Operating Footprint